Filed Pursuant to Rule 424(b)(3)
                                                 Registration File No. 333-84909

                         KANAKARIS COMMUNICATIONS, INC.
      SUPPLEMENT DATED APRIL 20, 2000 TO PROSPECTUS DATED JANUARY 11, 2000

         The prospectus of Kanakaris Communications, Inc. dated January 11, 2000 is hereby supplemented as follows:

         On February 4, 2000, we issued 10% Convertible Debentures due February 1, 2001 in the aggregate principal amount of $1,000,000, with accompanying warrants to purchase up to an aggregate of 300,000 shares of our common stock, $.001 par value per share. The debentures and warrants were issued to three accredited investors in a private placement transaction not involving a public offering (the "February Offering").

         The sale documents for the February Offering provided that if certain criteria were met relating to the market price of our common stock, then the investors would be obligated to purchase an additional $1,000,000 of debentures, accompanied by warrants to purchase up to 300,000 shares of common stock. Such criteria were met. However, in lieu of the sale of the additional $1,000,000 of debentures and accompanying warrants, we negotiated an agreement to sell a greater amount of debentures and warrants.

         Pursuant to such agreement, on April 13, 2000, we issued 10% Convertible Debentures due May 1, 2001 in the aggregate principal amount of $3,000,000, with accompanying warrants to purchase up to an aggregate of 900,000 shares of our common stock. The debentures and warrants were issued to four accredited investors, three of whom were the investors in the February Offering, in a private placement transaction not involving a public offering (the "April Offering").

         The sale documents for the April Offering provide that if certain criteria are met with regard to the market price of our common stock at the time that a registration statement covering the securities sold in the April Offering becomes effective, the investors will be obligated to purchase an additional $3,000,000 of debentures, accompanied by warrants to purchase up to an additional 900,000 shares of common stock, within 45 days following the effective date of such registration statement.

         Three of the four investors in the April Offering are included in the Principal and Selling Security Holders table at pages 28 - 29 of our prospectus dated January 11, 2000, based upon such investors' beneficial ownership of securities acquired in an earlier debenture offering. Those three investors are no longer selling security holders under our prospectus dated January 11, 2000. Accordingly, the table has been updated to set forth beneficial ownership information as of April 14, 2000 and is set forth below.

                     PRINCIPAL AND SELLING SECURITY HOLDERS

         The following table sets forth information as of April 14, 2000 with respect to the beneficial ownership of our common stock both before and immediately following the offering by:

         o each person known by us to own beneficially more than five percent, in the aggregate, of the outstanding shares of our common stock;

         o the remaining selling security holder in the January 11, 2000 prospectus;

         o each of our directors and our named executive officers in the summary compensation table at page 25 of the January 11, 2000 prospectus; and

         o    all executive officers and directors as group.

        The following calculations of the percentages of outstanding shares are based on 31,090,775 shares of our common stock outstanding as of April 14, 2000 (excluding an aggregate of 9,894,128 shares of common stock issuable into escrow as security for our performance of certain obligations under the debenture offering documents for the February Offering and the April Offering).

         We determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, which generally require inclusion of shares over which a person has voting or investment power. Share ownership in each case includes shares issuable upon exercise of outstanding options and warrants or conversion of outstanding shares of Class A Convertible Preferred Stock or debentures and interest payable thereon that are convertible within sixty days of April 14, 2000, as described in the footnotes below. Percentage of ownership is calculated pursuant to Securities and Exchange Commission Rule 13d-3(d)(i).

         We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling security holder.

                                                        Shares of Class                Shares of
                                                          Beneficially                Class Being               Shares of Class
     Name and Address of            Title of              Owned Prior               Offered Pursuant           Beneficially Owned
     Beneficial Owner(1)             Class              to this Offering           to this Prospectus        After this Offering(2)
     -------------------            --------       --------------------------      ------------------      -------------------------
                                                      Number          Percent                                 Number         Percent
                                                   ------------       -------                              ------------      -------

Alex F. Kanakaris.....................Common       5,015,147(3)        14.67%                      -       5,015,147(3)       14.67%
                         Class A Convertible
                                   Preferred       1,000,000          100.00%                      -       1,000,000         100.00%

Bank Insinger de Beaufort
Herengtecht 551
1017 BW Amsterdam
Netherlands...........................Common       4,728,998(4)        13.26%                      -       4,728,998(4)       13.26%

David Valenti
519 Idaho Avenue
Santa Monica, CA 90403................Common       2,497,280(5)         7.96%                      -       2,497,280(5)        7.96%

Branch Lotspeich......................Common       2,474,976(6)         7.66%                      -       2,477,976(6)        7.66%


AJW Partners, LLC
155 First Street, Suite B
Mineola, NY 11501.....................Common       1,941,430(7)         5.92%                      -       1,941,430(7)        5.92%

New Millenium Capital Partners II, LLC
155 First Street, Suite B
Mineola, NY 11501.....................Common       1,941,430(7)         5.92%                      -       1,941,430(7)        5.92%

Alliance Equities
12147 Northwest 9th Drive
Coral Springs, FL  33071..............Common       1,066,667            3.43%                866,667         200,000              *

John Robert McKay.....................Common       1,000,000(8)         3.18%                      -       1,000,000(8)        3.18%

David T. Shomaker.....................Common          90,000(9)            *                       -          90,000(9)           *

Dr. Steven A. Newman..................Common               -               -                       -               -              -

Patrick McKenna.... ... ..............Common               -               -                       -               -              -

All directors and executive
officers as a group
(6 persons)(10).......................Common       8,580,123           24.01%                      -       8,580,123          24.01%
                         Class A Convertible
                                   Preferred       1,000,000          100.00%                      -       1,000,000         100.00%

---------------
* Less than 1%.
(1) Unless otherwise indicated, the address of each person in this table is c/o Kanakaris Communications, Inc., 3303 Harbor Boulevard, Suite F-3, Costa Mesa, California 92626. Messrs. Kanakaris, Lotspeich and McKay are directors and executive officers of our company. Mr. Shomaker is Acting Chief Financial Officer of our company.
(2) Assumes that all of the shares being offered are sold pursuant to this prospectus.
(3) Consists of 1,915,147 shares of common stock issued and outstanding, 1,000,000 shares of common stock issuable upon conversion of Class A Convertible Preferred Stock and 2,100,000 shares of common stock issuable upon exercise of options.
(4) Represents 159,922 shares of common stock issued and outstanding, 3,969,076 shares of common stock issuable upon conversion of debentures and as payment of interest thereon and 600,000 shares of common stock issuable upon exercise of warrants. Because the number of shares of common stock issuable upon conversion of the debentures and as payment of interest thereuponis dependent in part upon the market price of the common stock prior to a conversion and is subject to certain conversion limitations, the actual number of shares of common stock that will then be issued in respect of such conversions or interest payments cannot be determined at this time. The conversion limitations have been disregarded for purposes of the table.
(5) Consists of 2,197,280 shares of common stock issued and outstanding and 300,000 shares of common stock issuable upon exercise of options.
(6) Consists of 1,274,976 shares of common stock issued and outstanding and 1,200,000 shares of common stock issuable upon exercise of options.
(7) Represents 261,404 shares of common stock issued and outstanding, 1,417,526 shares of common stock issuable upon conversion of debentures and as payment of interest thereon and 262,500 shares of common stock issuable upon exercise of warrants. Because the number of shares of common stock issuable upon conversion of the debentures and as payment of interest thereupon is dependent in part upon the market price of the common stock prior to a conversion and is subject to certain conversion limitations, the actual number of shares of common stock that will then be issued in respect of such conversions or interest payments cannot be determined at this time. The conversion limitations have been disregarded for purposes of the table.
(8) Consists of 655,000 shares of common stock issued and outstanding and 345,000 shares of common stock issuable upon exercise of options.
(9) Includes 60,000 shares held by Haynie & Company, a certified public accounting corporation that provides our company with certain accounting services and of which Mr. Shomaker is a minority shareholder. Mr. Shomaker disclaims beneficial ownership of the 60,000 shares held by Haynie & Company.
(10) Consists of 3,935,123 shares of common stock issued and outstanding, 1,000,000 shares of common stock issuable upon conversion of Class A Convertible Preferred Stock and 3,645,000 shares of common stock issuable upon exercise of options.

         In March 2000 we appointed two non-employee directors to our board of directors, Patrick McKenna and Dr. Steven A. Newman.

         During the past five years, Patrick McKenna has held various positions in Seattle, Washington. Mr. McKenna has served as national alliance manager for ibeam, an Internet broadcast company, since March 2000. Mr. McKenna served as a business development manager for Kiket.com, a software company, from September 1998 to February 1999, and for Microsoft Corporation's Digital Media Division from February 1999 to March 2000. Prior to that time, Mr. McKenna served as a communications specialist for SJI, a telecommunications hardware company, from December 1996 to June 1998, and as president of Global Communications Network, an Internet telecommunications company, from December 1995 to June 1997. Mr. McKenna has a Bachelor of Arts degree in English from the University of Washington.

         During the past five years, Dr. Steven A. Newman has held various positions at Xybernaut Corporation, a computer and information technology company listed on the Nasdaq SmallCap Market under the symbol "XYBR." Dr. Newman has been a director of Xybernaut Corporation since January 1995, Vice Chairman of the Board of Xybernaut Corporation since August 1997, and a consultant to Xybernaut Corporation since January 1996. Prior to that time, Dr. Newman was the Executive Vice President and Secretary of Xybernaut Corporation from December 1994 through October 1995. Currently, Dr. Newman also provides business, management and administrative and consulting services to various medical and business groups. Dr. Newman is a graduate of Brooklyn College with a Bachelor of Arts degree and the University of Rochester with a Doctorate degree in Medicine.

         In addition to appointing two non-employee directors, the company's board of directors appointed an executive committee consisting of three directors, Alex Kanakaris, Branch Lotspeich and John McKay. Subject to any actions that may be taken by our full board of directors, the executive committee has the authority to:

         o Appoint officers and agents of our company and determine their salaries;
         o Borrow money, and issue bonds, notes or other obligations and evidences of indebtedness;
         o Authorize the corporate seal to be affixed to documents of our company;
         o Determine questions of general policy with regard to the business of our company;
         o        Make recommendations as to declaration of dividends; and

         o Issue equity securities for cash, property or services rendered, at prices no less than 40% of the last bid price on the NASD's OTC Bulletin Board on the day prior to approval of issuance.

         We have become the sole beneficiary of a term life insurance policy in the face amount of $8,000,000 covering Alex Kanakaris, our Chairman of the Board, President and Chief Executive Officer.

         The Stock Option Grants in Last Fiscal Year table and the Stock Incentive Plan discussion at pages 25 through 26 of the January 11, 2000 prospectus are hereby deleted.

         We are working toward the goal of introducing our Movie Partner Program described in the March 27, 2000 prospectus during the second quarter of calendar year 2000. We anticipate that our Movie Partner Program will include the following revenue streams:

         o Advertising sales to companies interested in selling products to our viewers;
         o Monthly subscription fees for unlimited access to a larger number of online movies;
         o Pay-per-view fees for individual viewers at broadband access speeds for selected movies and events; and
         o Co-branding of our content with other web sites to increase traffic value of ads and the potential numbers of subscribers and pay-per-view customers.

         During the quarter ended December 31, 1999, the high and low closing bid prices of our common stock were $.9375 and $.52, respectively. These quotations reflect interdealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions. The closing price of our common stock on April 14, 2000 was $1.20.

                                 CAPITALIZATION

         The following table sets forth our cash position and capitalization as of December 31, 1999. The information set forth below should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.


                                                                    December 31,
                                                                       1999
                                                                   -------------

Cash and cash equivalents......................................... $    141,572
                                                                   =============
Long-term debt....................................................       46,526
                                                                   =============
Stockholders' equity:
     Preferred stock, $.01 par value; authorized 5,000,000 shares;
        Class A Convertible Preferred Stock; issued and
          outstanding 1,000,000 shares............................       10,000
     Common stock; $.001 par value; authorized 100,000,000
       shares; issued and outstanding 27,520,050 shares(1)........       27,520
     Additional paid-in capital...................................    9,003,584
     Treasury stock...............................................     (201,920)
     Stock subscriptions..........................................       (1,260)
     Accumulated deficit..........................................  (10,080,424)
                                                                   -------------
       Total stockholders' deficiency.............................   (1,242,500)
                                                                   -------------
Total capitalization.............................................. $ (1,054,402)
                                                                   =============

-------------------

(1) Excludes 5,150,000 shares of common stock issuable pursuant to the exercise of stock options outstanding as of December 31, 1999, at a weighted average exercise price of $.55 per share, all of which were exercisable on December 31, 1999. Also excludes 1,783,334 shares of common stock issuable pursuant to the conversion of convertible debentures outstanding as of December 31, 1999, all of which were convertible on December 31, 1999.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, related notes and other financial information included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended September 30, 1999 and 1998 and the period from February 25, 1997 (inception) to September 30, 1997, and the consolidated balance sheets data as of September 30, 1999, 1998 and 1997, are derived from our consolidated financial statements which have been audited by Weinberg & Company, P.A. and are included in this prospectus. The selected data presented below for the three month periods ended December 31, 1998 and 1999 are derived from the unaudited statements of our company included elsewhere in this prospectus. Historical results are not necessarily indicative of future results.


                                          FEBRUARY 25, 1997       FISCAL YEAR ENDED              THREE MONTHS ENDED
                                            (INCEPTION) TO           SEPTEMBER 30,                   DECEMBER 31,
                                            SEPTEMBER 30,   -----------------------------   -----------------------------
                                                1997             1998           1999             1998            1999
                                            -------------   -------------   -------------   -------------   -------------
CONSOLIDATED STATEMENTS OF OPERATIONS
 DATA:

Net sales................................   $      8,475    $    919,905    $    968,758    $    227,255    $     93,588
Cost of sales............................              -         481,349         661,707         124,988          67,830
                                            -------------   -------------   -------------   -------------   -------------
     Gross profit........................          8,475         438,556         307,051         102,267          25,758
Operating expenses:
     Marketing and advertising...........         14,717          98,110         822,306             701         211,175
     Provision for bad debt..............              -         300,000           1,000               -               -
     General and administrative..........        764,774       4,105,320       2,849,944         182,146       1,533,188
                                            -------------   -------------   -------------   -------------   -------------
       Total operating expenses..........        779,491       4,503,430       3,673,250         182,847       1,744,363
                                            -------------   -------------   -------------   -------------   -------------
       Operating loss....................       (771,016)     (4,064,874)     (3,366,199)        (80,580)     (1,718,605)
Other expense (income) net...............         (5,135)          8,475        (175,661)          3,004           2,321
                                            -------------   -------------   -------------   -------------   -------------
       Net loss..........................   $   (765,881)   $ (4,056,399)   $ (3,541,860)   $    (77,576)   $ (1,716,284)
                                            =============   =============   =============   =============   =============
       Net loss attributable to
         common shares...................   $   (765,881)   $ (4,056,399)   $ (3,541,860)   $    (77,576)   $ (1,716,284)
                                            =============   =============   =============   =============   =============

Basic and diluted net loss per
 common share............................   $     (.2733)   $     (.2813)   $       (.15)   $     (.0040)   $     (.0640)
                                            =============   =============   =============   =============   =============

Weighted average common
 shares used in determining
 net loss per share......................      2,802,154      14,419,873      22,945,540      19,080,612      26,811,483
                                            =============   =============   =============   =============   =============


                                                                            AT SEPTEMBER 30,                 DECEMBER 31,
                                                            ---------------------------------------------   -------------
                                                                  1997           1998          1999          1999
                                                            -------------   -------------   -------------   -------------

CONSOLIDATED BALANCE SHEETS DATA:

     Cash and cash equivalents............................. $     53,804    $      5,415    $    155,063    $    141,572
     Working capital (deficiency)..........................       79,326        (411,984)     (1,189,834)     (1,696,627)
     Total assets..........................................      309,763         787,970       1,000,303         792,582
     Long-term debt........................................            -          20,753               -          46,526
     Total stockholders' equity (deficiency)...............      290,990         160,421        (623,616)     (1,242,500)

IMPACT OF YEAR 2000

            We have not experienced any significant problems as a result of the arrival of the Year 2000. Although no significant problems have materialized to date, we will continue to monitor our systems (both IT and non-IT) throughout the Year 2000, including the proper recognition of the leap year.

LEGAL PROCEEDINGS

         On September 15, 1999, Robert Adams filed a complaint against our company and our Chairman of the Board, President and Chief Executive Officer, Alex Kanakaris, individually, in Los Angeles Superior Court (Case No. LC050023) alleging breach of contract and fraud. Mr. Adams based his fraud claim primarily on alleged misrepresentations and concealment involving a consulting agreement between our company and Mr. Adams. Mr. Adams alleged that he is entitled to certain stock options, of which 75% of the option price allegedly is already deemed paid in exchange for services allegedly rendered by Mr. Adams to our company. Mr. Adams is attempting to exercise the options for the purchase of a certain number of shares to which he claims to be entitled pursuant to the agreement. The claims against Mr. Kanakaris individually have been dismissed. We have engaged counsel to analyze the complaint and vigorously defend us against all of Mr. Adams' claims.

         On October 14, 1999, Institutional Management, Inc., an Illinois corporation, filed suit against our company and Alpha Tech Stock Transfer & Trust Company, our stock transfer agent and registrar, in the Circuit Court of Cook County, Illinois (Case No. 99L 011509). The case was removed to the United States District Court for the Northern District of Illinois, Eastern Division (Case No. 99C 7100). In the complaint, Institutional Management sought damages in excess of $50,000 under breach of contract and various other state law theories in connection with our unwillingness to permit them to transfer shares of our company's common stock held by Institutional Management. We believe that the shares were wrongfully converted by a predecessor to Institutional Management. We have engaged counsel to vigorously defend us against all of Institutional Management's claims.

         We have also counterclaimed against Institutional Management and commenced a third-party action against certain Institutional Management affiliates, namely Power Media Group, Pinnacle Management, Inc., and Frank Custable. In our counterclaim and cross-claims, we seek injunctive relief to block any further transfer of the converted shares, and damages for, among other things, breach of a consulting agreement, fraud, conversion and unjust enrichment. We intend to vigorously pursue all available remedies against the aforementioned parties. Alpha Tech has also filed an action for interpleader, by which it is tendering to the court stock certificates that it holds and to which the parties are laying claim. Institutional Management and our company, as claimants, are nominal defendants therein.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

OVERVIEW

         We are an Internet-based provider of online delivery of films and books. Our Internet web site, www.KKRS.Net, is the portal to all of the proprietary content and web sites of our company. Our films are accessible by Internet users at access rates from 56K to broadband. We have over 250 on-demand movies available with full-screen scalability and television quality. We have over 300 books online available. The books feature re-sizable type, the ability to turn pages without scrolling and the ability to search by word or phrase. In addition, currently we offer other content at www.KKRS.Net, including co-branded auctions, classified ads and personal ads.

         In addition to our Internet and e-commerce businesses, we design, manufacture and install ergonomic data control console systems for high-end computer command centers used by governmental agencies and Fortune 500 and other companies. Our customers include NASA, the Federal Bureau of Investigation, the United States Navy, Bank of America, Mitsubishi and many others.

         Our company is a Nevada corporation that was incorporated on November 1, 1991 and is the sole shareholder of Kanakaris InternetWorks, Inc. Kanakaris InternetWorks, Inc. is the sole shareholder of Desience Corporation. Our common stock is currently traded on the OTC Bulletin Board under the ticker symbol "KKRS."

         To date, substantially all of our revenues have been derived through sales of our data control console systems. Our current business strategy includes expansion of our data control console business and a significant emphasis upon developing and expanding our Internet and e-commerce businesses. In that regard, we anticipate deriving revenue from, among other sources:

         o rental and sales of online, downloaded and print books and other written materials;
         o   movie subscription and pay-per-view fees;
         o   classified and personal ad advertising fees;
         o fees based on the value of items auctioned through our Internet Lifestyle Network; and
         o   sales of downloadable music.

         We expect to continue to place significant emphasis upon the further development and expansion of our Internet and e-commerce businesses. We expect to increase our sales and marketing expenses in the near term. We intend to increase our marketing efforts substantially in order to develop awareness and brand loyalty for our Internet-based products and services and to generate revenues from those who visit our Internet sites. These marketing efforts will require a considerable effort on our part.

         We also intend to continue to invest in the development of new products and services, complete the development of our products and services currently under development and expand our network.

         We have incurred significant losses since our inception. As of December 31, 1999, we had an accumulated deficit of $10,080,424. We expect to incur substantial operating losses for the foreseeable future. Our results of operations have been and may continue to be subject to significant fluctuations. The results for a particular period may vary due to a number of factors, many of which are beyond our control, including:

         o the timing and nature of revenues from our Internet and e-commerce businesses and data control console product sales that are recognized during any particular quarter;
         o the impact of price competition on our average prices for our products and services;
         o market acceptance of new product or service introductions by us or our competitors;
         o   the timing of expenditures in anticipation of future sales;
         o   product returns;
         o   the financial health of our customers;
         o the overall state of the Internet and e-commerce industries and the data control console industries; and
         o   economic conditions generally.

         Any of these factors could cause operating results to vary significantly from prior periods and period-to-period. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance. Fluctuations in our operating results could cause the price of our common stock to fluctuate substantially.

RESULTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 1999 AND 1998

         Net sales decreased $133,667 or 58.8%, from $227,255 for the three months ended December 31, 1998 to $93,588 for the three months ended December 31, 1999. This decrease in total sales was primarily due to a decrease in sales of our OPCON Module System which the Company believes to be a result of normal fluctuations in the timing of orders for the Company's products. The portion of net sales derived from our e-commerce businesses decreased $24,828 or 98.9%, from $25,106 for the three months ended September 30, 1998 to $278 for the three months ended December 31, 1999 due to a shift in our focus from establishing web sites to providing downloadable content. The portion of net sales derived from the sales of our data control console systems decreased $108,839 or 53.8%, from $202,149 for the three months ended December 31, 1998 to $93,310 for the three months ended December 31, 1999.

         Gross profit decreased $76,509 or 74.8%, from $102,267 for the year ended December 31, 1998 to $25,758 for the three months ended December 31, 1999. The decrease in gross profit and corresponding decrease in gross margin from 45.0% to 27.5% was primarily due to the purchase of intangible movie rights for use on our web sites.

         Total operating expenses increased $1,561,516 from $182,847 for the three months ended December 31, 1998 to $1,744,363 for the three months ended September 30, 1999. This increase in total operating expenses was primarily due to a significant increase in our consulting fees from $11,000 for the three months ended December 31, 1998 to $1,065,480 for the three months ended December 31, 1999 and an increase in marketing and investment costs and professional fees from $25,201 for the three months ended December 31, 1998 to $427,888 for the three months ended December 31, 1999.

FISCAL YEARS ENDED SEPTEMBER 30, 1999 AND 1998

         Net sales increased $48,853 or 5.3%, from $919,905 for the year ended September 30, 1998 to $968,758 for the year ended September 30, 1999. This slight increase in total sales was primarily due to an increase in sales of our OPCON Module System. The portion of net sales derived from our e-commerce businesses decreased $58,621 or 65.3%, from $89,783 for the year ended September 30, 1998 to $31,162 for the year ended September 30, 1999 primarily due to a shift in our focus from establishing web sites to providing downloadable content. The portion of net sales derived from the sales of our data control console systems increased $107,474 or 13.0%, from $830,122 for the year ended September 30, 1998 to $937,596 for the year ended September 30, 1999.

         Gross profit decreased $131,505 or 30.0%, from $438,556 for the year ended September 30, 1998 to $307,051 for the year ended September 30, 1999. The decrease in gross profit and corresponding decrease in gross margin from 47.7% to 31.7% was primarily due to the purchase of intangible movie and book rights for use on our web sites. During the fourth quarter of the year ended September 30, 1999, we generated net sales of $196,591. Because our cost of sales was $204,455 during that period, we incurred a negative gross profit of $7,864. This negative gross profit was primarily due to a significant increase in web hosting and design costs relating to our NetBooks.com and NetMovieMania.com web sites without a commensurate increase in our net sales.

         Total operating expenses decreased $830,180, or 18.4%, from $4,503,430 for the year ended September 30, 1998 to $3,673,250 for the year ended September 30, 1999. This decrease in total operating expenses was primarily due to a significant decrease in our consulting fees from $3,241,466 for the year ended September 30, 1998 to $1,339,287 for the year ended September 30, 1999. This decrease in consulting fees was primarily due to the use of stock for payment of these costs at a lower stock value.

         Other expense was $175,661 for the year ended September 30, 1999, as compared with other income of $8,475 for the year ended September 30, 1998. The resultant other expense was primarily due to an increase in interest and financing expense from $0 for the year ended September 30, 1998 to $208,641 for the year ended September 30, 1999.

         Total net loss decreased $514,539 or 12.7%, from $4,056,399 for the year ended September 30, 1998 to $3,541,860 for the year ended September 30, 1999. For the year ended September 30, 1998, our e-commerce businesses experienced a net loss of $4,004,486 as compared with a net loss of $3,692,570 for the year ended September 30, 1999. For the year ended September 30, 1998, our data control console business experienced a net loss of $51,913 as compared with a net profit of $150,710 for the year ended September 30, 1999. During the fourth quarter of the year ended September 30, 1999, we incurred a net loss of $1,376,387 primarily due to an increase in marketing costs related to promoting our company and its products and services, an increase in interest expense related to our newly issued debentures, an increase in professional fees related to the preparation of this prospectus and an increase in consulting fees.

YEAR ENDED SEPTEMBER 30, 1998 AND PERIOD FROM FEBRUARY 25, 1997 (INCEPTION) TO SEPTEMBER 30, 1997

         Net sales were $919,905 and $8,475 for the year ended September 30, 1998 and the period from inception to September 30, 1997, respectively. This significant increase in net sales was due to the acquisition of Desience Corporation during fiscal 1998 and the inclusion of Desience Corporation's net sales in fiscal 1998.

         Gross profit increased $430,081 from $8,475 for the period from inception to September 30, 1997 to $438,556 for the year ended September 30, 1998. This increase was due to the acquisition of Desience Corporation during fiscal 1998 and the inclusion of Desience Corporation's net sales for fiscal 1998.

         Total operating expenses increased $3,723,939 from $779,491 to $4,503,430 partially due to the acquisition of Desience Corporation during fiscal 1998 and the inclusion of Desience Corporation's operating expenses for fiscal 1998. During fiscal 1998, our consulting fees were $3,241,466 as compared with $453,841 for the period from inception to September 30, 1997. This increase in consulting fees was due to recording the stock issued for consulting services as an expense using the fair value of the stock as of the date of issue, which value was significantly higher in 1998 than in 1997.

LIQUIDITY AND CAPITAL RESOURCES

         From February 25, 1997 through December 31, 1999, we funded our operations primarily from equity investments through private placements of our securities, including our convertible debentures, proceeds from our line of credit and revenue generated from our operations.

         As of December 31, 1999, we had a negative working capital of $1,696,627 and an accumulated deficit of $10,080,424. As of that date, we had $141,572 in cash and cash equivalents and $46,428 in accounts receivable. We also had obligations under our debentures in the amount of $957,500.

         Cash used in our operating activities totaled $506,079 for the three months ended December 31, 1999 as compared to $40,908 for the three months ended December 31, 1998. Cash provided by our investing activities totaled $52,088 for the three months ended December 31, 1999 as compared to no cash provided by our investing activities for the three months ended December 31, 1998.

         Cash provided by our financing activities was $440,500 for the three months ended December 31, 1999. $337,500 of that amount was raised through the issuance of our debentures. Cash provided by our financing activities was $57,125 for the three months ended December 31, 1998.

         On February 25, 1999, we obtained a $5,000,000 revolving line of credit from Alliance Equities. On April 7, 1999, this line of credit was increased to $7,000,000. The February 25, 1999 agreement memorializing our arrangement with Alliance Equities provides that a definitive agreement is to be negotiated within seven days of that date. Prior to December 10, 1999, the parties had not finalized a definitive agreement and had operated under the February 25, 1999 agreement as amended by the April 7, 1999 amendment. On December 10, 1999, the parties executed a definitive agreement relating to the revolving line of credit. The agreement provides that our company may draw up to $500,000 per month on the line of credit, up to a maximum aggregate borrowing of $7,000,000. Interest accrues at the rate of 10% per annum, with unpaid principal and accrued interest due at maturity on December 10, 2001, unless the line of credit is terminated earlier by mutual agreement of the parties upon 30 days' prior written notice, is prepaid by us or is converted into shares of our common stock by us, by the lender or automatically upon the happening of certain events.

         At any time or times prior to maturity, our company may convert any portion of the unpaid principal balance into shares of our common stock, or the lender may convert up to 50% of the unpaid principal balance, at a conversion price equal to the average market price for our common stock for the 30 days prior to the conversion. The unpaid principal balance of the line of credit is automatically convertible into shares of our common stock if we fail to pay the unpaid principal and interest due at maturity, at a conversion price equal to the average market price for our common stock for the 30 days prior to the conversion. Alternatively, the unpaid principal balance of the line of credit is automatically convertible into shares of our common stock if we close a financing in which the aggregate gross proceeds received by us equal or exceed $7,000,000, in which case a total of 50% of the entire original line of credit amount (which is the aggregate of amounts previously converted at that time plus non-converted amounts equaling a maximum of 50% of the entire original line of credit amount) will be converted at a conversion price equal to the average market price of our common stock as exists thirty days prior to such automatic conversion.

         In January 2000, our convertible debentures that were outstanding as of December 31, 1999 were converted into an aggregate of 1,783,334 shares of our common stock. In addition, during February 2000 we issued $1,000,000 of our 10% Convertible Subordinated Debentures due February 1, 2001. The net proceeds of that offering, after the payment of finder's fees and before the payment of other related expenses, was $870,000.

         We believe that current and future available capital resources, revenues generated from operations, and other existing sources of liquidity, including our revolving line of credit with Alliance Equities, will be adequate to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. If, however, our capital requirements or cash flow vary materially from our current projections or if unforeseen circumstances occur, we may require additional financing sooner than we anticipate. Failure to raise necessary capital could restrict our growth, limit our development of new products and services or hinder our ability to compete.

                          INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----

Consolidated Balance Sheet at December 31, 1999 (unaudited).................F-1

Consolidated Statements of Operations for the Three Months Ended
     December 31, 1999 and 1998 (unaudited).................................F-3

Consolidated Statements of Cash Flows for the Three Months Ended
     December 31, 1999 and 1998 (unaudited).................................F-4

Consolidated Statement of Changes in Stockholders' Equity for the
     Three Months Ended December 31, 1999 (unaudited).......................F-6

Notes to Consolidated Financial Statements December 31, 1999 (unaudited)....F-7

                 KANAKARIS COMMUNICATIONS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1999
                                   (UNAUDITED)


ASSETS

Current assets:
   Cash and cash equivalents                                       $    141,572
   Accounts receivable                                                   46,428
   Inventories                                                              250
   Advances to suppliers                                                    700
   Current maturities of notes receivable -
      shareholders and related parties                                   61,695
   Interest receivable                                                    4,807
   Prepaid expenses                                                      36,477
                                                                   -------------

           TOTAL CURRENT ASSETS                                         291,929
                                                                   -------------

Property and equipment, net of accumulated
   depreciation and amortization                                         37,144
                                                                   -------------

Other assets:
   Notes receivable - shareholders and
      related parties - noncurrent                                      123,644
   Organization costs - net                                               1,300
   Security deposits                                                        700
   Goodwill - net of amortization                                       337,865
                                                                   -------------

           TOTAL OTHER ASSETS                                           463,509
                                                                   -------------

           TOTAL ASSETS                                            $    792,582
                                                                   =============

                 KANAKARIS COMMUNICATIONS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1999
                                   (UNAUDITED)


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued expenses                           $    908,778
   Convertible debentures                                               957,500
   Notes payable                                                         35,000
   Due to former shareholder of subsidiary                               74,441
   Other accrued liabilities                                             12,837
                                                                   -------------

           TOTAL CURRENT LIABILITIES                                  1,988,556

Long-term liabilities:
   Royalties payable                                                     46,526
                                                                   -------------

           TOTAL LIABILITIES                                          2,035,082
                                                                   -------------

Stockholders' (deficiency) equity:
   Preferred stock, $0.01 par value; 5,000,000 shares
       authorized; 1,000,000 Class A Convertible issued
       and outstanding                                                   10,000
   Common stock, $0.001 par value; 100,000,000
       shares authorized; 27,520,050 issued and
       outstanding                                                       27,520
   Additional paid-in capital                                         9,003,584
   Accumulated deficit                                              (10,080,424)
   Less subscription receivable
       (1,260,000 shares, common)                                        (1,260)
   Less cost of treasury stock
       (99,024 shares, common)                                         (201,920)
                                                                   -------------

           TOTAL STOCKHOLDERS' (DEFICIENCY) EQUITY                   (1,242,500)
                                                                   -------------

TOTAL LIABILITIES AND
STOCKHOLDERS' (DEFICIENCY) EQUITY                                  $    792,582
                                                                   =============

                 KANAKARIS COMMUNICATIONS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE THREE MONTHS ENDED DECEMBER 31, 1999 AND 1998
                                   (UNAUDITED)

                                                                       1999              1998
                                                                   -------------     -------------

Net sales                                                          $     93,588      $    227,255

Cost of sales                                                            67,830           124,988
                                                                   -------------     -------------

           GROSS PROFIT                                                  25,758           102,267
                                                                   -------------     -------------

Operating expenses:
   Executive compensation                                                98,112            26,905
   Salaries                                                              42,325            53,595
   Employee benefits                                                      1,622                 -
   Payroll taxes                                                         11,148             3,011
   Consulting fees                                                    1,065,480            11,000
   Royalties                                                              2,333            12,943
   Travel and entertainment                                              35,249             1,791
   Telephone and utilities                                               12,652             6,914
   Marketing and investment costs                                       211,175               701
   Professional fees                                                    216,713            24,500
   Rent                                                                   7,899             8,565
   Office and other expenses                                             17,607            14,806
   Equipment rental and expense                                             953             1,315
   Insurance                                                              7,539             8,407
   Depreciation and amortization                                         10,495             7,731
   Taxes - other                                                          2,400                 -
   Bank charges                                                             661               663
                                                                   -------------     -------------

           TOTAL OPERATING EXPENSES                                   1,744,363           182,847
                                                                   -------------     -------------

       Loss before interest and other income                         (1,718,605)          (80,580)

       Interest and other income                                          2,321             3,004
                                                                   -------------     -------------

       Net loss                                                    $ (1,716,284)     $    (77,576)
                                                                   =============     =============

       Net loss per common share -
          basic and diluted                                        $       (.06)     $       (.01)
                                                                   =============     =============

       Weighted average common shares
          outstanding - basic and diluted                            26,811,483        19,080,612
                                                                   =============     =============

                 KANAKARIS COMMUNICATIONS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE THREE MONTHS ENDED DECEMBER 31, 1999 AND 1998
                                   (UNAUDITED)

                                                                       1999              1998
                                                                   -------------     -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                        $ (1,716,284)     $    (77,576)
   Adjustments to reconcile net loss
       to net cash used in operating activities:
           Amortization of goodwill                                       6,563             6,059
           Depreciation and amortization                                  3,932             1,672
           Consulting, incurred in exchange for common stock          1,029,400                 -
           Changes in assets and liabilities
                (Increase) decrease in:
                   Accounts receivable                                  107,832             7,582
                   Inventory                                               (250)           (2,084)
                   Prepaid expenses                                      24,336            (1,390)
                   Advances to suppliers                                   (700)            7,139
                   Interest receivable                                   (2,403)           (3,004)
                Increase (decrease) in:
                   Accounts payable and accrued expenses                (24,432)           13,708
                   Royalties payable                                     53,240            15,785
                   Customer deposits                                          -            (5,983)
                   Other current liabilities                             12,837                26
                                                                   -------------     -------------

           Net cash used in operating activities                       (506,079)          (40,908)
                                                                   -------------     -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                   (10,306)                -
   Decrease in notes receivable -
      shareholders and related parties                                   61,694                 -
   Decrease in security deposits                                            700                 -
                                                                   -------------     -------------

           NET CASH PROVIDED BY (USED IN)
           INVESTING ACTIVITIES                                          52,088                 -
                                                                   -------------     -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from (payment of) notes payable                              35,000            (2,275)
   Proceeds from convertible debt                                       337,500            59,400
   Proceeds from sale of common stock                                       136                 -
   Proceeds from additional paid in capital                              67,864                 -
                                                                   -------------     -------------

           TOTAL FROM FINANCING ACTIVITIES                              440,500            57,125
                                                                   -------------     -------------

                 KANAKARIS COMMUNICATIONS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
              FOR THE THREE MONTHS ENDED DECEMBER 31, 1999 AND 1998
                                   (UNAUDITED)


       Net (decrease) increase in cash
              and cash equivalents                                 $    (13,491)     $     16,217

Cash and cash equivalents, beginning of period                          155,063             5,415
                                                                   -------------     -------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                           $    141,572      $     21,632
                                                                   =============     =============



SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the three months ended December 31, 1999, the Company issued 1,426,000 shares of common stock for consulting services having a fair value of $1,029,400.

                                             KANAKARIS COMMUNICATIONS, INC.
                                CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                      FOR THE THREE MONTHS ENDED DECEMBER 31, 1999


                         Common Stock       Preferred Stock     Additional
                     --------------------  -------------------    Paid-In     Accumulated    Treasury     Stock
                       Shares     Amount    Shares     Amount     Capital       Deficit        Stock    Subscriptions     Total
                     ----------  --------  ---------  --------  -----------  -------------  ----------- -------------  -------------

Balances
September 30, 1999   25,958,050  $ 25,958  1,000,000  $ 10,000  $ 7,907,746  $ (8,364,140)  $ (201,920)  $    (1,260)  $   (623,616)

 Stock issued for
   cash:                136,000       136          -         -       67,864             -            -             -         68,000

 Stock issued for:

   Consulting fees    1,401,000     1,401          -         -    1,009,249             -            -             -      1,010,650

   Professional
     services            25,000        25          -         -       18,725             -            -             -         18,750

 Net (loss) for the
 three months ended
 December 31, 1999            -         -          -         -            -    (1,716,284)           -             -     (1,716,284)
                     ----------  --------  ---------  --------  -----------  -------------  ----------- -------------  -------------

BALANCES
DECEMBER 31, 1999    27,520,050  $ 27,520  1,000,000  $ 10,000  $ 9,003,584  $(10,080,424)  $ (201,920)  $    (1,260)  $ (1,242,500)
                     ==========  ========  =========  ========  ===========  =============  ===========  ============  =============

                                                           F-6

                 KANAKARIS COMMUNICATIONS, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

Basis of presentation
---------------------

The condensed financial statements included herein have been prepared by Kanakaris Communications, Inc. (the "Company"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The Company believes that the disclosures are adequate to make the information presented not misleading when read in conjunction with the Company's financial statements for the year ended September 30, 1999. The financial information presented reflects all adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of operations for the three months ended December 31, 1999 are not necessarily indicative of the results to be expected for the full year ending September 30, 2000, or any other period.

Business Organization and Activity
----------------------------------

The Company was incorporated in the State of Nevada on November 1, 1991. The Company develops and supplies internet products, for electronic commerce, and operates a subsidiary which designs and installs modular consoles.

Business Combinations
---------------------

On October 10, 1997 (the "Acquisition Date"), Kanakaris InternetWorks, Inc. ("KIW") consummated a Stock Purchase Agreement with the shareholder (the "Seller") of Desience Corporation ("Desience") to purchase 10,000 common shares representing 100% of its issued and outstanding common stock in exchange for a 4% royalty on the gross sales (after collection) of Desience subsequent to the acquisition date, to be paid monthly for as long as Desience remains in business or its products are sold. Pursuant to APB 16, since the seller has no continuing affiliation with the Company, the 4% royalty is accounted for as an increase to goodwill at the date the amount is determinable. In addition, the Seller shall receive five percent of funds which are to be allocated to Desience arising from KIW's next securities offering as a non-refundable advance on the royalty. KIW will hold harmless the Seller from any claims, causes of action, costs, expenses, liabilities and prior shareholder advances. Immediately following the exchange, Desience became a wholly-owned subsidiary of KIW.

                 KANAKARIS COMMUNICATIONS, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

On November 25, 1997, KIW and its stockholders (the ("Stockholders") consummated an acquisition agreement with Big Tex Enterprises, Inc. ("Big Tex"), an inactive public shell with no recent operations at that time, whereby the shareholders sold all of their preferred and common stock, which represented 100% of KIW's issued and outstanding capital stock, to Big Tex in exchange for 7,000,000 shares (6,000,000 common, 1,000,000 preferred) of Big Tex's restricted stock, representing 66.67% of the issued and outstanding common stock and 100% of the issued and outstanding preferred stock of Big Tex, aggregating 75% of the total voting rights (the "Exchange"). Big Tex was founded in 1991 for the purpose of lawful business or enterprise, but had been inactive since 1991. Immediately following the exchange, the Company changed its name to Kanakaris Communications, Inc.

Principles of Consolidation
---------------------------

The accompanying consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary Kanakaris InternetWorks, Inc., and Kanakaris InternetWorks, Inc.'s wholly-owned subsidiary, Desience Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Earnings Per Share
------------------

Earnings per share are computed using the weighted average of common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share".

Note Payable
------------

As of December 31, 1999, the Company had a $35,000 note payable to an officer. Interest accrues at 5% annually. Principal and accrued interest due January 2002.

Letters of Intent
-----------------

On November 1, 1999 the Company signed a Memorandum of Understanding with SyCoNet.Com, Inc. ("SyCoNet"). SyCoNet will make available all properties which it has internet online distribution rights to, both now and in the future, for direct over-the internet delivery by the Company. The Company will incur encoding and bandwidth charges for those properties which it exercises its option to deliver over the internet, and will pay SyCoNet 70% of the online access gross fees and 25% of the product specific gross advertising fees pertaining to this product.

On November 9, 1999, the Company signed a Memorandum of Understanding with Lain International ("Lain"). Lain will make available all Spanish language, Spanish dubbed and Spanish sub-titled films for which it has internet distribution rights to the Company. The Company will create a KKRS web channel devoted exclusively to these titles. The Company will maintain web visit status, accounting, and will pay Lain its royalties on at least a quarterly basis, an amount of 50% of the gross share of advertising, subscription and pay-per-view fees for the channel devoted to Lain films, minus 50% of encoding, bandwidth and advertising charges.

                 KANAKARIS COMMUNICATIONS, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

Internet Data Center Services Agreements
----------------------------------------

On November 17, 1999, and effective December 7, 1999, the Company entered into an agreement with Microsoft Corporation ("Microsoft"). Microsoft will assist the Company with the development of an audio/video enhanced Website which delivers timely and relevant audiovisual content using Windows Media Technologies in a broadband network intrastructure.

On October 21, 1999, the Company entered into an agreement with eConnect to enter into a joint venture and strategic alliance to be called Internet Cash Programming (ICP). ICP will provide the consumer with the ability to purchase programming by Same-as-Cash, or by Enhanced Credit Card payments. ICP will be formed as a Nevada Corporation and will authorize 1,000,000 shares of stock of which the Company will receive 400,000 shares and eConnect will receive 400,000 shares. It is anticipated that the Company will have managing control of ICP.

Subsequent Events
-----------------

In 1999, the Company filed a complaint in the Los Angeles Superior Court against its former securities attorney. In January of 2000, the complaint was settled for $250,000 receivable over a 3 year period of which $30,000 has been received. All amounts due on this matter were reserved as uncollectable as of September 30, 1999.

In January 2000, holders of all of the Company's then outstanding 10% Convertible Subordinated Debentures converted their debentures into an aggregate of 1,783,334 shares of the Company's common stock.

The Company signed an agreement with ValueClick in January of 2000 whereby ValueClick will drive advertisers to the Kanakaris web site. The Company will receive $.20 each time a customer clicks on a ValueClick-served ad. The Company will also receive $.03 per click whenever a customer clicks on a KKRS-referred web site.

In February 2000, the Company issued $1,000,000 of its 10% Convertible Subordinated Debentures due February 1, 2001 to three accredited investors. Net proceeds to the Company after the payment of finders' fees and prior to the payment of any other related offering expenses was $870,000.

In February 2000, the Company entered into an agreement with Wave Systems Corp., which provides the transactional capability to enable the Company to implement the subscription and pay-per-view revenue collection portion of its Internet-based business plan.

                 KANAKARIS COMMUNICATIONS, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

Segment Information
-------------------

For The Three Months Ended December 31

                              Internet            Modular
                              Commerce            Consoles             Total
                            ------------        ------------       -------------

1999
Revenues                    $       278         $    93,310        $     93,588
Segment Profit (Loss)        (1,696,803)            (19,481)         (1,716,284)
Total Assets                    666,243             126,339             792,582
Additions To Long-
  Lived Assets                    9,724                 582              10,306
Depreciation And                  9,730                 765              10,495
  Amortization

1998
Revenues                    $    25,106         $   202,149        $    227,255
Segment Profit (Loss)           (54,403)            (23,173)            (77,576)
Total Assets                    638,946             155,326             794,272
Additions To Long-                    -                   -                   -
  Lived Assets
Depreciation And                  7,181                 550               7,731
  Amortization